JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2016

ASSETS		
Cash and cash equivalents	$	2,539,782
Receivables		
Muni syndicate profit		185,025
Employee advances		105,650
Interest		38,904
Note receivable—stockholder		990,000
Securities owned		4,758,975
Property and equipment, net		75,231
Cash surrender value of life insurance		132,682
Other assets		140,650
Total assets	$	8,966,899
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	7,083
Accrued commission expense		111,000
Accrued expenses and other liabilities		599,431
Deferred income taxes		31,166
Note payable		38,048
		786,728
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding		10,000
Retained earnings		8,170,171
		8,180,171
Total liabilities and stockholders' equity	$	8,966,899

See notes to financial statements